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SEC 1344
(2-2002)      Persons who potentially are to respond to the collection of
Previous      information contained in this form are not required to respond
versions      unless the form displays a currently valid OMB control number.
obsolete
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                                                          OMB APPROVAL
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                                                  Expires: January 31, 2005
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                          SEC FILE NUMBER

                                                          CUSIP NUMBER

                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-KSB   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
             |_| Form N-SAR

For Period Ended:  December 31, 2001
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
GLOBAL ASSET HOLDINGS, INC.
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Full Name of Registrant

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Former Name if Applicable

11900 Biscayne Boulevard, Suite 262
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Address of Principal Executive Office (Street and Number)

Miami, FL  33181
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or

                 (c) The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The financial information necessary to complete the annual report could not be obtained on a timely basis.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

 Irving Greenman                      (305)                   503-8600 ext.111
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(Name)                              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes   |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes   |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation anticipates a net operating loss for the year 2001 of approximately ($2,119,000), as compared to a loss of approximately ($278,171) for the year 2000.

                           GLOBAL ASSET HOLDINGS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 4/1/02               By /s/  Irving Greenman
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                             Irving Greenman, President